                                                                    Exhibit 99.4






                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 1999

2

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS




                                                                                                              Page
                                                                                                              ----
   Report of Independent Certified Public Accountants..................................................        2

   Consolidated Balance Sheets as of December 31, 1999 and December 31, 1998...........................        3

   Consolidated Statements of Operations for the years ended December 31, 1999,
         December 31, 1998 and December 31, 1997.......................................................        4

   Consolidated Statements of Stockholder's Equity (Deficit) for the years ended
         December 31, 1999, December 31, 1998 and December 31, 1997....................................        5

   Consolidated Statements of Cash Flows for the years ended December 31, 1999,
         December 31, 1998 and December 31, 1997.......................................................        6

   Notes to Consolidated Financial Statements..........................................................        7




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and the Stockholder of Brooke (Overseas) Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows present fairly, in all material respects, the financial position of Brooke (Overseas) Ltd. and subsidiaries (the "Company") at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 14 to the consolidated financial statements, the operations of the Company, and those of similar enterprises operating in the Russian Federation, have been affected, and may continue to be affected for the foreseeable future, by the continuing regulatory, political and economic uncertainties existing for enterprises operating in the Russian Federation.


/s/ PricewaterhouseCoppers LLP

Miami, Florida
March 2, 2000

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                (Dollars in Thousands, Except Per Share Amounts)

================================================================================


                                                                             December 31,    December 31,
                                                                                 1999            1998
                                                                             ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents ............................................      $   3,078       $   2,722
  Accounts receivable - trade ..........................................         11,648             650
  Inventories ..........................................................         18,086          10,342
  Other current assets .................................................          1,066           2,928
                                                                              ---------       ---------
     Total current assets ..............................................         33,878          16,642

Property, plant and equipment, at cost, less
      accumulated depreciation of $5,376 and $2,959 ....................        116,169          77,286
Other assets ...........................................................          3,272           5,782
                                                                              ---------       ---------
     Total assets ......................................................      $ 153,319       $  99,710
                                                                              =========       =========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Credit facilities and current portion of notes payable ...............      $  39,982       $  20,005
  Accounts payable - trade .............................................         32,412          10,415
  Due to affiliates ....................................................            394          51,533
  Accrued taxes ........................................................          9,483           7,658
  Accrued interest .....................................................            474             228
  Other accrued liabilities ............................................          3,401           3,628
                                                                              ---------       ---------
     Total current liabilities .........................................         86,146          93,467

Long-term portion of notes payable .....................................         12,578          19,652
Deferred gain ..........................................................          4,736          20,392
Participating loan .....................................................         37,849          31,991
Other liabilities ......................................................            700           4,252

Commitments and contingencies

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares authorized,
     authorized, issued and outstanding ................................            701             701
  Additional paid-in-capital ...........................................        103,115          17,104
  Deficit ..............................................................        (92,506)        (87,849)
                                                                              ---------       ---------
     Total stockholder's equity (deficit) ..............................         11,310         (70,044)
                                                                              ---------       ---------

     Total liabilities and stockholder's equity (deficit) ..............      $ 153,319       $  99,710
                                                                              =========       =========





                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in Thousands, Except Per Share Amounts)

================================================================================



                                                      December 31,   December 31,    December 31,
                                                         1999            1998            1997
                                                      ------------   ------------    ------------
Net sales* .....................................      $ 100,181       $  97,437       $  77,349
Cost of sales* .................................         78,702          72,309          63,819
                                                      ---------       ---------       ---------

Gross profit ...................................         21,479          25,128          13,530
Operating, selling, administrative and
     general expenses ..........................         16,265          11,894           9,293
                                                      ---------       ---------       ---------

Operating income................................          5,214          13,234           4,237

Other income (expense):
   Interest income .............................             33           1,508
   Interest expense ............................        (18,991)        (13,400)        (10,187)
   Gain on sale of assets ......................          8,448           4,897          27,055
   Gain (loss) on foreign currency exchange ....          1,179          (4,293)             80
   Other, net ..................................           (249)         (1,379)           (126)
                                                      ---------       ---------       ---------

(Loss) income before income taxes ..............         (4,366)           (941)         22,567
Provision (Benefit) for income taxes ...........            291          (4,756)         11,868
                                                      ---------       ---------       ---------

Net (loss) income ..............................      $  (4,657)      $   3,815       $  10,699
                                                      =========       =========       =========


    -----------------

*Net sales and Cost of sales include excise taxes of $7,685, $13,413 and $12,367 for the years ended December 31, 1999, 1998 and 1997, respectively.


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                (Dollars in Thousands, Except Per Share Amounts)

================================================================================




                                                       Common Stock           Additional
                                                ------------------------       Paid-In
                                                  Shares         Amount        Capital         Deficit          Total
                                                ---------      ---------      ---------       ---------       ---------
Balance, December 31, 1996 ...............        701,000           $701       $  3,400      $  (45,533)      $ (41,432)

Net income ...............................                                                       10,699          10,699

Distributions to parent ..................                                                      (55,555)        (55,555)

Capital contribution .....................                                        2,200                           2,200
                                                ---------      ---------      ---------       ---------       ---------

Balance, December 31, 1997 ...............        701,000            701          5,600         (90,389)        (84,088)

Net income ...............................                                                        3,815           3,815

Distributions to parent ..................                                                       (1,275)         (1,275)

Capital contribution .....................                                       11,504                          11,504
                                                ---------      ---------      ---------       ---------       ---------

Balance, December 31, 1998 ...............        701,000            701         17,104         (87,849)        (70,044)

Net income ...............................                                                       (4,657)         (4,657)

Capital contribution .....................                                       74,098                          74,098

Effect of New Valley recapitalization ....                                       11,913                          11,913
                                                ---------      ---------      ---------       ---------       ---------

Balance, December 31, 1999 ...............        701,000           $701      $ 103,115       $ (92,506)      $  11,310
                                                =========      =========      =========       =========       =========





                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Dollars in Thousands, Except Per Share Amounts)

================================================================================


                                                                                 December 31,   December 31,   December 31,
                                                                                     1999           1998           1997
                                                                                 ------------   ------------   ------------
Cash flows from operating activities:
  Net (loss) income .........................................................      $ (4,657)      $  3,815       $ 10,699
  Adjustments to reconcile net (loss) income to net cash
    provided by (used in) operating activities:
      Depreciation and amortization .........................................         4,730          1,708            783
      Gain on sale of assets ................................................        (8,448)        (5,106)       (27,055)
      Non-cash interest expense .............................................         5,858          1,991
      Currency translation (gain) loss ......................................        (1,179)         4,293            (80)
  Changes in assets and liabilities (net of effect of dispositions):
      Accounts receivable ...................................................       (12,078)           785         (1,419)
      Inventories ...........................................................        (7,999)        (6,086)          (686)
      Accounts payable and accrued liabilities ..............................        25,469         (6,838)         5,463
      Deferred gain .........................................................                                      (2,985)
      Due to affiliates .....................................................        23,075        (16,978)        30,404
      Other assets and liabilities, net .....................................         3,509         (1,775)        (2,012)
                                                                                   --------       --------       --------
Net cash provided by (used in) operating activities .........................        28,280        (24,191)        13,112
                                                                                   --------       --------       --------

Cash flows from investing activities:
      Capital expenditures ..................................................       (43,875)       (19,121)       (20,680)
      Proceeds from sale of assets, net .....................................                                      55,000
      Purchase of stock in Liggett-Ducat ....................................                                         (25)
      Proceeds from sale of option to purchase
        stock in Liggett-Ducat ..............................................                                       2,200
                                                                                   --------       --------       --------
Net cash (used in) provided by investing activities .........................       (43,875)       (19,121)        36,495
                                                                                   --------       --------       --------

Cash flows from financing activities:
      Proceeds from participating loan ......................................                       30,000
      Proceeds from debt ....................................................                        3,000         10,305
      Repayments of debt ....................................................        (2,113)          (887)        (5,190)
      Borrowings under credit facilities ....................................        46,166         15,600
      Repayments on credit facilities .......................................       (26,937)        (9,000)          (155)
      Distributions paid to parent ..........................................                       (1,275)       (55,555)
      Capital contributions .................................................                        9,000
                                                                                   --------       --------       --------
Net cash provided by (used in) financing activities .........................        17,116         46,438        (50,595)
                                                                                   --------       --------       --------

Effect of currency rate translation on cash .................................        (1,165)        (1,372)            81
                                                                                   --------       --------       --------

Net increase (decrease) in cash and cash equivalents ........................           356          1,754           (907)

Cash and cash equivalents, beginning of period ..............................         2,722            968          1,875
                                                                                   --------       --------       --------
Cash and cash equivalents, end of period ....................................      $  3,078       $  2,722       $    968
                                                                                   ========       ========       ========

Supplemental cash flow information: Cash payments during the period for:
      Interest ..............................................................      $  8,186       $  2,883       $  1,919
      Income taxes ..........................................................                        2,588          1,280



                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in Thousands, Except Per Share Amounts)



1.       ORGANIZATION

         Brooke (Overseas) Ltd. (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Western Tobacco Investments LLC ("Western Tobacco Investments"), a Delaware limited liability company. Western Tobacco Investments is a company which was formed to hold the Company's interest in Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, and Liggett-Ducat Tobacco ("LDT"), a wholly-owned subsidiary of Liggett-Ducat which recently completed construction of a new cigarette factory. Prior to January 31, 1997, BrookeMil Ltd. ("BrookeMil") was a wholly-owned subsidiary engaged in construction of office buildings and property management in Moscow, Russia. On January 31, 1997, the Company sold its shares (which represented 99.1% of all shares outstanding) in BrookeMil to New Valley Corporation ("New Valley"). (Refer to Note 4.)

         On January 30, 1998, in connection with the restructuring of the long-term debt of Liggett Group Inc. ("Liggett"), a wholly-owned subsidiary of BGLS, Liggett agreed to transfer to the Company all of its shares of Liggett-Ducat which were purchased from the Company in 1996 and to cancel its option agreements to acquire additional shares of Liggett-Ducat. At December 31, 1999, the Company held 99.9% of the common shares of Liggett-Ducat through its subsidiary, Western Tobacco Investments.

2.       LIQUIDITY

         At December 31, 1999, the Company had a net working capital deficiency of $49,806 which included $39,982 of payments due over the next twelve months to third parties under credit facilities and notes payable. The Company plans to use cash flows from operating activities to fund ongoing working capital needs in 2000 and is in the process of negotiating with a number of Russian banks for revolving credit facilities that would be used to repay existing credit lines. Furthermore, the Company may request additional funding from its parent in order to meet its liquidity needs.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a)       BASIS OF PRESENTATION:

                  The consolidated financial statements and accompanying notes include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation.

         b)       FOREIGN CURRENCY TRANSLATION:

                  The Company's Russian subsidiaries historically operate in a highly inflationary economy. The financial statements of the Russian subsidiaries have been remeasured as if the U.S. dollar were the functional currency. Therefore, certain assets (principally inventories and property, plant and equipment) are translated at historical exchange rates while monetary assets and liabilities are translated at year-end exchange rates. All translation adjustments are reflected in the consolidated statements of operations.

                  The ruble to U.S. dollar exchange rate will not necessarily reflect the relative inflation levels of the Russian and U.S. economies. Future movements in the exchange rate between the ruble and the U.S. dollar will affect the carrying value of the Company's ruble denominated monetary assets and liabilities. Such

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)




                  movements may also affect the Company's ability to realize non-monetary assets represented in U.S. dollars in these financial statements. Accordingly, translation of ruble amounts to U.S. dollars should not be construed as a representation that such ruble amounts have been, could be, or will in the future be converted into U.S. dollars at the exchange rate shown or at any other exchange rate.

         c)       ESTIMATES AND ASSUMPTIONS:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         d)       CASH AND CASH EQUIVALENTS:

                  For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of 90 days or less.
                  Interest on short-term investments is recognized when earned.

         e)       INVENTORIES:

                  Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis.

         f)       PROPERTY, PLANT AND EQUIPMENT:

                  Property, plant and equipment are stated at cost. Depreciation has been calculated on the straight-line method based upon the following useful lives: buildings - 20 years, factory machinery and equipment - 10 to 15 years, office furniture and equipment - 5 years, and computers and vehicles - 3 years. Depreciation is not provided on construction-in-progress until the related assets are placed in service.

                  Interest costs are capitalized in connection with the construction of major facilities in accordance with Statement of Financial Accounting Standards No. 34. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.

                  The cost of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the financial statements upon retirement or other disposition and any resulting gain or loss is reflected in the consolidated statements of operations. Repairs and maintenance are charged to expense as incurred.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


         g)       GOODWILL:

                  Goodwill is generally amortized using the straight-line method and related in 1998 and 1997 to the purchase by the Company of additional shares of Liggett-Ducat stock. Amortization expense for the years ended December 31, 1998 and 1997 was $1,001 and $118, respectively.

         h)       IMPAIRMENT OF LONG-LIVED ASSETS:

                  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When impairment has occurred, the carrying amount of the asset is reduced to fair value and a loss is recognized in the statements of operations.

         i)       DEFERRED FINANCE COSTS:

                  Deferred finance costs consist of fees incurred in obtaining a bank loan which are being amortized over the term of the loan.

         j)       REVENUE RECOGNITION:

                  Sales are generally recognized upon the shipment of finished goods to customers. Revenue for goods which are sold under a consignment agreement are recognized when the goods are shipped from the distributor to final customer.

         k)       INCOME TAXES:

                  Applicable income and deferred taxes have been provided for based on tax rates applicable to the Company in the United States and Russia. A valuation allowance is provided against deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized.

         l)       CONCENTRATION OF CREDIT AND OTHER RISKS:

                  The Company sells its products primarily to companies in the wholesale distribution and retail industries in the Russian Federation. Four distributors accounted for approximately 40% of sales in 1999, three distributors accounted for 54% of sales in 1998 and two distributors accounted for approximately 47% of sales in 1997. Although certain distributors account for concentrations of the Company's revenues, in some cases, prepayments are received for goods and services which is a customary business practice in Russia. Since the Company does not require collateral and, as a consequence, is exposed to credit risk with respect to its tobacco operations, the Company does perform ongoing credit evaluations of its customers and suppliers and believes that its trade accounts receivable and prepayments risk exposure is limited.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)



                  At December 31, 1999, 1998 and 1997, the Company had made prepayments of $453, $1,232 and $8,756, respectively, to suppliers of raw materials. The Company also had made prepayments for equipment of $2,160, $4,279 and $483 at December 31, 1999, 1998 and 1997, respectively.

                  The Company maintains its cash deposits with United States and various foreign banks and assesses the financial condition of the institutions on an on-going basis.

         (m)      FAIR VALUE OF FINANCIAL INSTRUMENTS:

                  The fair value of financial instruments, consisting of cash and cash equivalents, trade accounts receivable, trade accounts payable, credit facilities and amounts due affiliates which are included in current assets and current liabilities is considered to be the carrying value.

                  It is not practicable to estimate the value of notes payable to equipment suppliers due to the current instability in the Russian economy and its effect on interest rates appropriate for determining fair value. Management believes that the fair value of these notes payable does not exceed carrying value.


4.       SALE OF BROOKEMIL

         On January 31, 1997, the Company sold its 99.1% of the outstanding shares of BrookeMil to New Valley Corporation ("New Valley") for $21,500 in cash and a $33,500 9% note. The note was paid in full in 1997. The Company distributed to BGCS the proceeds from the sale. In connection with the sale, the Company, Brooke and BGLS contributed to the capital of BrookeMil, through the cancellation of all indebtedness of BrookeMil owned to each such entity, the aggregate amount of $19,275 including accrued interest.

         The consideration received in the sale of the BrookeMil shares exceeded the carrying value of the Company's investment in BrookeMil by $52,500. The Company recognized a gain on the sale in 1997 in the amount of $25,500. The remaining $27,000 was deferred, reflecting recognition that the Company's parent, BGLS, retained an interest in BrookeMil

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


         through its then 42% equity ownership in New Valley and that a portion of the property sold (the proposed site of the third phase of the Ducat Place real estate project being developed by BrookeMil) was subject to a put option held by New Valley. The option expired when Liggett-Ducat ceased factory operations at the site in March 1999. The Company recognized that portion of the deferred gain, $8,448, in March 1999. As of June 1, 1999, New Valley became a consolidated subsidiary of Brooke. The remaining deferred gain of $11,913 related to the sale of BrookeMil was reclassified as a contribution to capital.

         In 1998, New Valley contributed the BrookeMil real estate assets to Western Realty Development LLC ("Western Realty Development"), a joint venture between New Valley and Apollo Real Estate Investment Fund III, L.P. ("Apollo"). The Company recognized a portion of the deferred gain, $5,106, to the extent of Apollo's interest in Western Realty Development LLC. (Refer to Note 10.)

         In 1997, BrookeMil sold one of its office buildings, Ducat Place I, to a third party. Accordingly, the Company recognized approximately $1,490 of the deferred gain.


5.       NON-MONETARY TRANSACTIONS

         During 1999, 1998 and 1997, certain supplies and inventory purchase transactions were made whereby payment for such transactions was facilitated by the Company's customers who forwarded payment on the Company's behalf to raw material suppliers. Such transactions amounted to approximately $9,843, $6,860 and $4,753 in 1999, 1998 and 1997,
         respectively. Sales and purchases were priced at what management believes are the normal sales prices for cigarettes and the normal market price for tobacco, other materials and services. No gain or loss was recognized as a result of these transactions.


6.       INVENTORIES

         Inventories consist of:

                                                    December 31,   December 31,
                                                       1999           1998
                                                    ------------   ------------
             Leaf tobacco ......................      $ 6,727        $ 3,086
             Other raw materials ...............        4,582          3,215
             Work-in-process ...................          959            173
             Finished goods ....................        3,201          2,888
             Replacement parts and supplies ....        2,617            980
                                                      -------        -------
                                                      $18,086        $10,342
                                                      =======       ========


         Replacement parts and supplies are shown net of a provision for obsolescence of $100 at December 31, 1999 and $545 at December 31, 1998.

         Purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the date of the commitment. At

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)



         December 31, 1999, the Company had leaf tobacco purchase commitments of approximately $45,311.


7.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of:

                                                     December 31,     December 31,
                                                         1999             1998
                                                     ------------     ------------

             Buildings ..........................      $  46,510       $
             Factory machinery and equipment ....         64,385          10,589
             Computers and software .............          1,343             466
             Office furniture and equipment .....          1,205             470
             Vehicles ...........................          3,839           1,767
             Construction-in-progress ...........          4,263          66,953
                                                       ---------       ---------
                                                         121,545          80,245
             Less accumulated depreciation ......         (5,376)         (2,959)
                                                       ---------       ---------
                                                       $ 116,169       $  77,286
                                                       =========       =========


         Depreciation expense for the years ended December 31, 1999, 1998 and 1997 was $4,730, $996 and $641, respectively. Capitalized interest included in property, plant and equipment was $3,287, $2,215 and $693 at December 31, 1999, 1998 and 1997, respectively.


8.       EMPLOYEE BENEFITS

         The Company complies with Russian Federation regulations covering pensions, education, day care, medical and other benefits to employees. These items are funded as a percentage of gross wages and are paid on a current basis. Medical clinic and day care facilities are provided on site and related costs are expensed as incurred. All Russian citizen employees are required to participate in the pension fund. The total expense for these programs was approximately $3,184 in 1999, $3,385 in 1998 and $2,638 in 1997.


9.       CREDIT FACILITIES AND NOTES PAYABLE

         Credit facilities and notes payable consist of the following:

                                                               December 31,    December 31,
                                                                   1999            1998
                                                               ------------    ------------
             Notes payable ................................      $ 23,090       $ 28,057
             Credit facilities ............................        29,470         11,600
                                                                 --------       --------
             Total notes payable and credit facilities ....        52,560         39,657
             Less current portion .........................       (39,982)       (20,005)
                                                                 --------       --------
             Amount due after one year ....................      $ 12,578       $ 19,652
                                                                 ========       ========



                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)



         At December 31, 1999, Liggett-Ducat had various credit facilities under which approximately $29,470 was outstanding. Facilities denominated in dollars amount to $23,000, all of which have been fully utilized, bear interest at rates ranging from 13% to 20% and expire within the next eight to twelve months. The remaining facilities, denominated in rubles (approximately $6,470 at the December 31, 1999 exchange rate), have terms of six to twelve months with interest rates of 40% to 50%. The facilities are collateralized by the new factory building, factory equipment and tobacco inventory.

         At December 31, 1998, the Company had two credit facilities outstanding. One, for $10,000, expired in May 1999 and was fully utilized at December 31, 1998 with an interest rate of 25%. The second, for $5,000, expired in December 1999 with an interest rate of 21%. This facility had $1,600 utilized at December 31, 1998. The facilities were collateralized by the new factory building, factory equipment and tobacco inventory.

         Interest expense on facilities outstanding during 1999, 1998 and 1997 was $7,350, $1,910 and $944.

         Western Tobacco Investments has entered into several contracts for the purchase of cigarette manufacturing equipment. Approximately 85% of the amount of the contracts were financed with promissory notes generally payable over a period of five years. The outstanding balance on these notes, which are denominated in various European currencies, is $17,678 at December 31, 1999. In addition, at December 31, 1999, the Company had several short-term notes payable totaling $4,109 to equipment suppliers. The terms of these notes ranged from four to twelve months and carried interest rates of up to 16%.

         The Company also has issued a promissory note for $1,303 due March 31, 2000 covering deposits for equipment being purchased for the factory.

         On July 29, 1998, the Company borrowed $3,000 from an unaffiliated third party with interest at 14% per annum. The remaining principal of the note and accrued interest of $1,950 was paid on August 2, 1999.

         Scheduled maturities of notes payable for each of the next five year are as follows:

             Year ending December 31:
                 2000 ..........................      $10,512
                 2001 ..........................        4,226
                 2002 ..........................        4,226
                 2003 ..........................        4,126
                                                      -------
                      Total ....................      $23,090
                                                      =======


10.      PARTICIPATING LOAN

         In February 1998, New Valley and Apollo organized Western Realty Development to make real estate and other investments in Russia. Through December 31, 1999, Western Realty Development had made a $30,000 participating loan to Western Tobacco

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)



         Investments with the proceeds used by the Company to reduce intercompany debt to BGLS and for payments on the new factory construction contracts. The loan bears no fixed interest and is payable only out of 30% of distributions made by Western Tobacco Investments to the Company. After the prior payment of debt service on loans to finance the construction of the new factory, 30% of distributions from Western Tobacco Investments to the Company will be applied first to pay the principal of the loan and then as contingent participating interest on the loan. In addition, Western Realty Development is entitled to receive a 15% cumulative annual rate of return on amounts advanced under the participating loan agreement under certain circumstances in the event of sale or refinancing of Western Tobacco Investments or the new factory. Any rights of payment on the loan are subordinate to the rights of all other creditors of the Company. For the twelve months ended December 31, 1999 and December 31, 1998 the net effect of these preference requirements is recorded as interest expense of $5,858 and $1,991, respectively.


11.      COMMITMENTS

         The following is a schedule of the Company's future minimum rental payments required under operating leases with noncancelable lease terms in excess of one year as of December 31, 1999:

             Year ending December 31:
             2000 .........................      $  361
             2001 .........................         361
             2002 .........................         361
             2003 .........................         361
             2004 .........................         361
             Thereafter ...................       6,210
                                                 ------
                      Total ...............      $8,015
                                                 ======

         Lease commitments for 2004 and thereafter relate primarily to the 43 years remaining under the land lease for the new facility site.

         The Company's rental expense for the years ended December 31, 1999, 1998 and 1997 was $1,278, $679 and $375, respectively.


12.      RELATED PARTY TRANSACTIONS

         In 1998 and 1997, the Company obtained funding through a revolving credit facility with Brooke and BGLS at an annual interest rate of 20% to cover certain expenses including the cost of certain administrative services and personnel, tobacco and material purchases and upgrades of factory equipment. In February 1998, Brooke and BGLS cancelled a note and interest thereon which amounted to $20,384 and Brooke also made a capital contribution of $9,000 to the Company, which was used to repay additional intercompany indebtedness to BGLS. Amounts due to Brooke and BGLS under this facility at December 31, 1998 were $51,533, including interest of $25,451. On August 31, 1999, Brooke and BGLS cancelled all of the Company's remaining notes and interest thereon

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


         which amounted to $74,098. This amount is recorded as a capital contribution in the consolidated statements of stockholder's equity.

         In 1996, the Company entered into a consulting and non-compete agreement with the former chairman. Under the terms of the agreements, the Company agreed to pay him approximately $5,232 over five years. At December 31, 1999, the remaining liability under the agreements was $1,700.

         Refer to Note 10 for information concerning the participating loan to Western Tobacco Investments by Western Realty Development.


13.      INCOME TAXES

         The provision for income taxes relates to income taxes payable in United States and Russian jurisdictions.

         The provision (benefit) for income taxes consists of the following:

                                               December 31,        December 31,        December 31,
                                                   1999                1998               1997
                                               ------------        ------------        ------------
             Current .................            $(4,263)           $(4,311)            $11,868
             Deferred ................              4,554               (445)
                                                  -------            -------             -------
                                                  $   291            $(4,756)            $11,868
                                                  =======            =======             =======


         Deferred taxes have been recognized for significant temporary differences arising between the financial statement and tax basis of assets and liabilities. The tax effect of these temporary differences and net deferred taxes recorded as of December 31, 1999 and 1998 are summarized as follows:

                                                           December 31,        December 31,
                                                               1999                1998
                                                           ------------        ------------
             Deferred tax assets:
               Property, plant and equipment ....            $   110             $   336
               Tax loss carryforwards ...........              6,632               3,354
               Inventory ........................                 46                 110
               Accruals .........................                214                 190
                                                             -------             -------
             Total Deferred tax assets ..........              7,002               3,990
             Valuation allowance ................             (7,002)             (3,545)
                                                             -------             -------
             Net deferred tax assets ............            $                   $   445
                                                             =======             =======


         The net deferred tax asset at December 31, 1998 is allocated between other current assets ($110) and other assets ($335). A full valuation allowance on deferred tax assets has been recognized at December 31, 1999 as management believes that, based on the weight of available evidence, it is more likely than not that of the deferred tax assets will not be realized. The Company no longer expects to utilize carryforwards losses prior to their expiration because in 1999 the Company was granted a new enterprises profits tax allowance by the local tax authorities.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


         In Russia, tax loss carryforwards can be used during the next five years after the year when the loss was incurred. The relief available is limited to 20% of the tax loss carryforwards in each of the five years, not to exceed 50% of taxable profit in any given year.

         As a result of changes in Russian tax legislation, a profit tax rate of 30% has been enacted starting from April 1, 1999 (35% in 1998). The deferred taxes, net of the valuation allowance, have been adjusted accordingly.

         In 1998 and 1999, the financial statements of the Company prepared for Russian statutory purposes showed a loss. The major differences between the Company's actual tax provision and tax expense computed at by applying the 30% statutory tax rate relates to translation gains and losses, non-deductible expenses, and changes in deferred tax balances.


14.      CONTINGENCIES

         BGLS NOTES. BGLS has pledged its ownership interest in the Company's common stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes due 2001 ("BGLS Notes").

         In March 1998, BGLS entered into an agreement with AIF II, L.P. and an affiliated investment manager on behalf of a managed account (together, the "Apollo Holders"), who then held approximately 41.8% of the BGLS Notes, in which the Apollo Holders (and any transferees) agreed to defer the payment of interest on the BGLS Notes held by them, commencing with the interest payment that was due July 31, 1997, which they had previously agreed to defer, through the interest payment due July 31, 2000. The deferred interest payments will be payable at final maturity of the BGLS Notes on January 31, 2001 or upon an event of default under the Indenture for the BGLS Notes. In connection with the agreement, the Company pledged 50.1% of Western Tobacco Investments to collateralize the BGLS Notes held by the Apollo Holders (and any transferees).

         OPERATING ENVIRONMENT. The Russian Federation continues to experience economic difficulties following the financial crisis of August 1998. Consequently, the country's currency continues to devalue, there is continued volatility in the debt and equity markets, hyperinflation persists, confidence in the banking sector has yet to be restored and there continues to be a general lack of liquidity in the economy. In addition, laws and regulations affecting businesses operating within the Russian Federation continue to evolve.

         The Russian Federation's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other actions, including regulatory and political developments, which are beyond the Company's control.

         The Company's assets and operations could be at risk if there are any further significant adverse changes in the political and business environment. Management is unable to predict what effect those uncertainties might have on the future financial position of the

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)



         Company. No adjustments related to these uncertainties have been included in the accompanying consolidated financial statements.

         TAXATION. Russian tax legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest, which can be significant.

         Management regularly reviews the Company's taxation compliance with applicable legislation, laws and decrees and current interpretations and from time to time potential exposures are identified. At any point in time a number of open matters may exist; however, management believes that adequate provision has been made for all material liabilities. The periods remain open to review by the tax and customs authorities with respect to tax payments for three years.